                                                                    Exhibit 99.1

                                                                  INTERIM REPORT
                                                   3 MONTHS ENDED MARCH 31, 2001



                                                                  HOLLINGER INC.

CONSOLIDATED FINANCIAL HIGHLIGHTS

THREE MONTHS ENDED MARCH 31                                   2001        2000
                                                            --------    --------
                                                           (millions of dollars)
Total revenue ............................................   547.7       811.9

Net earnings .............................................     8.6        13.0

                                                                 (dollars)

Net earnings per retractable common share ................    0.24        0.35


Throughout this report, Hollinger Inc. is referred to as "Hollinger" or the "Company", Hollinger International Inc. is referred to as "Hollinger International Inc." or "Hollinger International", Hollinger Canadian Publishing Holdings Inc. is referred to as "HCPH", and Hollinger Canadian Newspapers, Limited Partnership is referred to as "Hollinger L.P." The word "company" refers to one or other of Hollinger Inc.'s subsidiary companies, depending on the context.

Reference to "dollars " and "$" are to Canadian dollars, "U.S. $" are to United States dollars and "pounds sterling" and "(pound)" are to lawful currency of the United Kingdom.

"EBITDA" means earnings before interest, taxes, depreciation and amortization.

MANAGEMENT'S DISCUSSION AND ANALYSIS
================================================================================

OVERVIEW

The Corporation's principal asset is its approximate 35.4% equity interest and 72.6% voting interest at March 31, 2001, in Hollinger International. Hollinger International is a leading publisher of English language newspapers and magazines in the United States, the United Kingdom, Canada and Israel. Included among the newspapers which Hollinger International owns or has a significant interest in are the Chicago Sun-Times, The Daily Telegraph (London), The Jerusalem Post and the National Post in Canada. In addition, Hollinger International has a 15.6% equity interest and 5.7% voting interest in CanWest Global Communications Corp. ("CanWest"), an international media company which holds substantial interests in conventional television, specialty cable channels, radio networks and newspapers.


CONSOLIDATED RESULTS OF OPERATIONS

First quarter 2001 net earnings were $8.6 million or $0.24 per retractable common share compared with $13.0 million or $0.35 per retractable common share in 2000.

Sales and operating income in 2001 were $510.8 million and $12.0 million compared with $809.5 million and $95.8 million in 2000. The significant decrease in both sales revenue and operating income is largely the result of the divestitures of Canadian properties in November 2000 and January 2001 and the divestiture of U.S. Community Group properties in 2000, but is also due to lower operating results at Chicago Group (excluding the impact of the acquisition of Copley Group), National Post and the U.K. Newspaper Group.

EBITDA in the first quarter of 2001 was $48.9 million compared with $151.6 million in 2000, a decrease of $102.7 million. Approximately $75.1 million of the reduced EBITDA is due to assets sold. The rest of the reduction in EBITDA is due largely to lower operating results at the Chicago Group, National Post and the U.K. Newspaper Group. EBITDA in respect of the properties sold has in large part been replaced by lower interest expense and increased interest and dividend income resulting from the sale proceeds.

Interest expense for the first quarter of 2001 was $44.6 million compared with $66.1 million in 2000, a reduction of $21.5 million. This reduction mainly results from significantly lower debt levels in 2001 compared with 2000 as Hollinger International's Bank Credit Facility which totalled approximately U.S.$972 million was repaid in November 2000 with part of the cash proceeds from the sale of properties to CanWest.

================================================================================

Investment and other income amounted to $36.9 million in the first quarter of 2001 compared with $2.4 million in 2000, an increase of $34.5 million. This increase primarily results from interest on the CanWest debentures and a dividend on CanWest shares. Both the shares and debentures are part of the proceeds received from CanWest.

Unusual items in the first quarter 2001 amounted to $70.0 million compared with $37.2 million in 2000. Unusual items in 2001 included a gain on sale of Canadian properties and a gain on the dilution of the investment in Hollinger International, offset in part by a write-off of an internet investment and duplicated costs related to the new printing facility in Chicago. Unusual items in 2000 primarily included the gains on sale of the interest in Trip.com and the sale of the partial investment in Interactive Investor International.

Net loss in equity accounted companies in 2001 primarily includes an equity accounted loss in Interactive Investor International.


U.K. NEWSPAPER GROUP

In pounds sterling, first quarter advertising revenue increased 4.7% and circulation revenue decreased 5.2% compared with first quarter 2000. After adjusting to include the same number of weekend days in the first quarter of 2001 and 2000, advertising revenue at Telegraph Group Limited was up almost 2% year over year. Display advertising performed strongly with an increase of 4% compared with the first quarter of 2000. However, there was a slowdown in the quarter in all classified advertising sections except property and automobile, where revenue increased year over year 25.5% and 1.3% respectively.

In pounds sterling, circulation revenue decreased 5.2% compared to 2000 primarily as a result of the continuing shift from weekday newsstand sales to subscription sales.

The U.K.Newspaper Group's newsprint costs have increased year on year by almost 12% due to an increase in the average newsprint prices per tonne compared with the first quarter 2000.

Locally reported EBITDA for the three months ended March 31, 2001 was (pound)17.4 million, compared to (pound)21.9 million during the corresponding period in 2000, a decrease of 20.5%.

The ABC net circulation figure for The Daily Telegraph for the period October 2000 to March 2001 was 1,016,105 daily, approximately 300,000 ahead of its nearest competitor The Times. The Daily

================================================================================

Telegraph sold an average of 1,019,290 copies each day during March 2001. The ABC net circulation figure for The Sunday Telegraph for the period October 2000 to March 2001 was 805,235 each Sunday. The Sunday Telegraph sold an average of 812,452 copies each Sunday during March 2001.

telegraph.co.uk readership grew to 27 million page impressions in March 2001, with 1.5 million unique users. sport.telegraph.co.uk, which was launched in December 2000, was voted "Website of the Year" at the U.K. Press Gazette Awards in March 2001. In February travel.telegraph.co.uk was launched. Building on the-planet.co.uk and existing newspaper travel supplements, travel.telegraph.co.uk has already established its credentials as a key U.K.-based travel site, and has achieved high traffic and new income, including a successful revenue-sharing relationship with OTC (Online Travel Company).

During the first quarter, Telegraph Enterprises launched the Telegraph Wine Service in partnership with Cellarmaster designed to offer good value high quality wine direct to our readers. Telegraph Enterprises also launched a Software Direct Service selling CD Roms and Software through the paper and the Telegraph Mortgage Service which helps readers research the best available mortgage in the market.


CHICAGO GROUP

Sales revenue for the Chicago Group were U.S.$108.1 million in the first quarter of 2001 compared with U.S.$93.1 million in 2000, an increase of U.S.$15.0 million. The Copley Group, which was acquired in December 2000 added U.S.$19.5 million to sales revenue in the first quarter of 2001. Sales revenue for operations owned in both years ("same store") was U.S.$88.6 million in 2001 compared with U.S.$93.1 million in 2000, a decrease of U.S.$4.5 million. Advertising revenue on a same store basis was U.S.$66.3 million in 2001 compared with U.S.$69.5 million in 2000 a decrease of U.S.$3.2 million. The decrease was primarily due to a decline in retail advertising of U.S.$2.6 million or approximately 8% compared with 2000. In addition, classified advertising was lower by U.S.$0.7 million or 2.6% compared with 2000. However, national advertising revenues continued to show gains with an increase of 6% year over year.

Circulation revenue, on a same store basis, was U.S.$19.3 million in 2001 compared with U.S.$20.1 million in 2000, a decrease of U.S.$0.8 million largely resulting from continued price discounting at the Chicago Sun-Times to build and maintain market share.

================================================================================

Newsprint expense, on a same store basis, was U.S.$16.6 million in 2001 compared with U.S.$14.8 million in 2000, an increase of U.S.$1.8 million or 12%. The increase results from an approximate 20% increase in the average newsprint price per tonne compared with first quarter 2000 offset in part by lower consumption. Compensation costs on a same store basis compared with 2000 were virtually flat. Depreciation charges in 2001 were higher than in 2000, as a result of the new printing facility.

On a same store basis locally reported operating income in 2001 was a loss of U.S.$1.0 million compared to operating income in 2000 of U.S.$8.4 million, a decrease of U.S.$9.4 million. This decrease results primarily from lower operating revenue, higher newsprint costs and the higher depreciation charge.

The Copley Group, which was acquired in December 2000, added U.S.$19.5 million to sales revenue and U.S.$0.3 million to EBITDA. First quarter 2001 was the first quarter the Copley properties were under the Company's management. It is expected that Copley's operating results will improve as cost saving strategies and efficiencies are implemented.


CANADIAN NEWSPAPER GROUP

Sales revenue and operating income in the Canadian Newspaper Group were $106.1 million and a loss of $21.1 million in the first quarter 2001 compared with $406.6 million and $32.8 million in 2000. The significant decrease in both sales revenue and operating income results primarily from the sale of operations in 2000 to CanWest and the sale of UniMedia Company completed in January 2001.

On a same store basis, including the results of the National Post, sales revenue and operating income were $98.1 million and a loss of $21.6 million in the first quarter of 2001 compared with $95.3 million and a loss of $14.9 million in 2000. This represents an increase in same store sales revenue of $2.8 million and an increase in the operating loss of $6.7 million.

The National Post sales revenue and operating loss in the first quarter of 2001 were $35.4 million and $22.7 million compared to $31.9 million and $16.1 million in 2000.

The National Post operating results include the results of National Post online and of related magazines, Saturday Night magazine and National Post Business magazine. For the first quarter of 2000, Saturday Night magazine was a separate publication with its own subscriber base, and was

================================================================================

published ten times each year. Commencing May 2000, Saturday Night was published weekly and included free of charge with the weekend edition of the National Post. The results of Saturday Night in 2000 are not included with the National Post.

National Post sales revenue increased $3.5 million in 2001 compared with 2000 and resulted primarily from increased advertising revenues. National Post operating expenses in 2001 were $58.1 million compared with $48.0 million in 2000, an increase of $10.1 million. This increase results primarily from increased newsprint costs, due to both price and consumption increases, increased compensation costs resulting from an increase in the number of employees in advertising, editorial and prepress, and the costs of producing the weekly Saturday Night magazine.

Same store operations, excluding National Post, had sales revenue and operating income in the first quarter of 2001 of $62.7 million and $1.1 million compared with $63.4 million and $1.2 million in 2000.


COMMUNITY GROUP

Operating revenue and operating income for the Community Group was U.S.$4.9 million and a loss of U.S.$1.3 million in first quarter 2001 compared with U.S.$19.9 million and operating income of U.S.$1.1 million in 2000. The significant decrease in both operating revenue and operating income results entirely from sale of Community Group newspaper properties in 2000. Only one U.S. Community Group newspaper and The Jerusalem Post are still owned by the Company.


CONSOLIDATED FINANCIAL POSITION

During the first quarter 2001, 1,222,800 retractable common shares were retracted for $14.50 each. These retractions were settled with the delivery of 716,908 Hollinger International Class A common shares and $119,000 in cash. The retractions resulted in a premium on retraction of $7,368,000 million which has been charged to deficit.

================================================================================

As at May 23, 2001, the issued shares and options to purchase retractable common shares of the Company were as follows:

Preference shares                 Retractable common shares              Options
-----------------                 -------------------------              -------
6,260,626 Series II               34,288,187                             928,000
10,147,225 Series III

The retraction price of the outstanding retractable common shares of the Company as of April 3, 2001 was $13.00 per share.


GENERAL

Following the asset sales completed during 2000, the Company's operating units largely consist of the U.K. Newspaper Group, the Chicago Group, the Jerusalem Post and a 50% interest in the National Post. At present, Hollinger owns a group of Canadian newspapers and magazines. Some of these Canadian assets may be sold during 2001. The result of all the prior sales and proposed sales will be a leaner company, operating at a reduced EBITDA level, but with a sharply reduced interest expense, depreciation and amortization as well as significantly higher levels of interest and dividend income from investments in CanWest.

Included among Hollinger's assets at March 31, 2001 are $1,167.4 million of CanWest shares and debentures. For accounting purposes, in determining the gain on sale of Canadian newspaper assets, the CanWest shares and debentures were included at fair value at November 16, 2000. The value ascribed to the CanWest debentures at November 16, 2000 was $713.3 million compared to face value of $767.0 million. The discount is being amortized over the ten-year term of the debentures and brought into income on a straight-line basis. On March 31, 2001, the debentures and the shares are carried at $742.4 million and $425.0 million respectively. On May 10, 2001 CanWest announced the successful agreement to issue U.S.$455 million of debentures at a yield of 11%. The completion of this issue demonstrates the value of and is expected to enhance the marketability of the $814 million face value of 12 1/8% CanWest debentures currently held by the Company and its subsidiaries.

If the value of the CanWest investments, together with the interest that will accrue on the debentures and proceeds of future asset sales, is netted against the remaining U.S.$872.6 million of

================================================================================

long-term debt at Hollinger International, that company would be virtually debt free barring higher than anticipated taxation. There are no current plans, however, to sell the CanWest shares, although they are not subject to any mandatory holding period. The CanWest debentures are presently subject to a holding period and may not be sold before May 2003.

Because of all the changes in the past year, EBITDA is no longer as important in measuring the performance and value of the Company as it once was. For example, EBITDA includes all of the National Post losses while only half of them are the responsibility of the Company, and EBITDA ignores the interest and dividend income on the CanWest debentures and shares and the substantial decline in debt and related interest expense reductions.

Other than operating information for the first quarter discussed above, there have been no significant matters or changes affecting the Company since its Management's Discussion and Analysis for the year ended December 31, 2000 which was completed in March 2001.


DIVIDENDS

A regular quarterly dividend of 15(cent(s)) per retractable common share has been declared payable on June 10, 2001 to shareholders of record on May 25, 2001.

MARKET VALUE INFORMATION
BALANCE SHEET
--------------------------------------------------------------------------------
(in thousands of dollars except where noted)

                                                     March 31       December 31
                                                       2001            2000
                                                  -------------    ------------
                                                  (not audited)
ASSETS
Investment in Hollinger International ..........   $   973,172     $ 1,062,105
Other investments ..............................        14,217          13,320
Other assets ...................................        22,415          25,753
                                                   -----------     -----------
                                                   $ 1,009,804     $ 1,101,178
                                                   -----------     -----------
LIABILITIES
Exchangeable shares ............................   $   167,815     $   189,953
Other liabilities ..............................       386,573         377,869
                                                   -----------     -----------
                                                       554,388         567,822
                                                   -----------     -----------
NET ASSETS REPRESENTING SHAREHOLDERS' EQUITY
Capital stock ..................................       297,900         308,263
Net unrealized appreciation of investments .....       271,075         357,136
Net unrealized increase in liabilities .........        (4,210)         (9,853)
Retained earnings ..............................      (109,349)       (122,190)
                                                   -----------     -----------
                                                       455,416         533,356
                                                   -----------     -----------
                                                   $ 1,009,804     $ 1,101,178
                                                   -----------     -----------
RETRACTABLE COMMON SHARES OUTSTANDING ..........    35,151,687      36,374,487
                                                   -----------     -----------
NET ASSET VALUE PER RETRACTABLE COMMON SHARE ...   $     12.96     $     14.66
                                                   ===========     ===========


STATEMENT OF INCOME AND EXPENSES
(not audited)
--------------------------------------------------------------------------------
(in thousands of dollars)

                                                          THREE MONTHS ENDED
                                                              MARCH 31
                                                       ------------------------
                                                         2001            2000
                                                       --------        --------
INCOME
Dividends ......................................       $ 11,191        $ 11,340
Interest and other .............................          4,933           1,105
Net management fees ............................          2,850           3,650
                                                       --------        --------
                                                         18,974          16,095
                                                       --------        --------
EXPENSES
Administrative and other expenses ..............          5,105           1,086
Interest expense ...............................          8,112           7,643
                                                       --------        --------
                                                         13,217           8,729
                                                       --------        --------
Income before the undernoted ...................          5,757           7,366
Unusual items ..................................             57              70
Income tax expense .............................           (541)           (583)
                                                       --------        --------
Net income for the period ......................       $  5,273        $  6,853
                                                       --------        --------
EARNINGS PER RETRACTABLE COMMON SHARE ..........       $   0.15        $   0.18
                                                       ========        ========

SCHEDULE OF SEGMENTED EARNINGS
(not audited)
--------------------------------------------------------------------------------
(in thousands of dollars)

                                                                     U.K.      CANADIAN      CORPORATE
                                       CHICAGO      COMMUNITY     NEWSPAPER    NEWSPAPER        AND      CONSOLIDATED
                                       GROUP          GROUP         GROUP        GROUP         OTHER         TOTAL
                                      -------------------------------------------------------------------------------
                                                             THREE MONTHS ENDED MARCH 31, 2001
                                      -------------------------------------------------------------------------------
Sales revenue......................   $  165,284    $    7,492    $  231,883   $  106,149    $        6    $  510,814
Cost of sales and expenses.........      155,628         8,704       172,958      120,837         3,773       461,900
                                      ----------    ----------    ----------   ----------    ----------    ----------
Income before interest, taxes,
   depreciation and amortization...        9,656        (1,212)       58,925      (14,688)       (3,767)       48,914
Depreciation and amortization......       13,402           755        15,278        6,427         1,084        36,946
                                      ----------    ----------    ----------   ----------    ----------    ----------
Operating income ..................   $   (3,746)   $   (1,967)   $   43,647   $  (21,115)   $   (4,851)   $   11,968
                                      ----------    ----------    ----------   ----------    ----------    ----------
Total assets.......................   $  979,836    $   50,789    $1,242,612   $1,494,895    $  997,346    $4,765,478
                                      ----------    ----------    ----------   ----------    ----------    ----------
Expenditures on capital assets ....   $    7,673    $      409    $   18,193   $    1,630    $      224    $   28,129
                                      ==========    ==========    ==========   ==========    ==========    ==========

                                                             THREE MONTHS ENDED MARCH 31, 2000
                                      -------------------------------------------------------------------------------
Sales revenue......................   $  135,385    $   28,923    $  238,570   $  406,628    $       --    $  809,506
Cost of sales and expenses.........      115,577        24,144       172,152      344,336         1,650       657,859
                                      ----------    ----------    ----------   ----------    ----------    ----------
Income before interest, taxes,
   depreciation and amortization...       19,808         4,779        66,418       62,292        (1,650)      151,647
Depreciation and amortization......        7,249         2,301        15,149       29,479         1,625        55,803
                                      ----------    ----------    ----------   ----------    ----------    ----------
Operating income...................   $   12,559    $    2,478    $   51,269   $   32,813    $   (3,275)   $   95,844
                                      ----------    ----------    ----------   ----------    ----------    ----------
Total assets.......................   $  757,337    $  246,970    $1,203,143   $3,105,231    $  316,799    $5,629,480
                                      ----------    ----------    ----------   ----------    ----------    ----------
Expenditures on capital assets ....   $   13,581    $    1,439    $    8,110   $   13,694    $      157    $   36,981
                                      ==========    ==========    ==========   ==========    ==========    ==========

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
(in thousands of dollars)

                                                       March 31      December 31
                                                         2001           2000
                                                     -------------   -----------
                                                     (not audited)
ASSETS
CURRENT ASSETS
Cash ..............................................   $   264,744    $   233,916
Accounts receivable ...............................       480,112        456,242
Inventory .........................................        43,897         38,506
                                                      -----------    -----------
                                                          788,753        728,664

INVESTMENTS .......................................     1,435,080      1,366,847
CAPITAL ASSETS ....................................     2,197,646      2,244,244
GOODWILL AND OTHER ASSETS .........................       343,999        330,432
                                                      -----------    -----------
                                                      $ 4,765,478    $ 4,670,187
                                                      ===========    ===========
LIABILITIES
CURRENT LIABILITIES
Bank indebtedness .................................   $   316,810    $   312,000
Accounts payable and accrued expenses .............       513,106        533,422
Income taxes payable ..............................       511,669        521,687
Current portion of long-term debt .................        12,638         13,186
                                                      -----------    -----------
                                                        1,354,223      1,380,295

LONG-TERM DEBT ....................................     1,429,216      1,263,734
EXCHANGEABLE SHARES ...............................       167,815        189,953
Deferred unrealized loss on exchangeable shares ...        (2,490)        (7,676)
Future income taxes ...............................       633,447        649,202
                                                      -----------    -----------
                                                        3,582,211      3,475,508
                                                      -----------    -----------
MINORITY INTEREST AND DEFERRED CREDITS ............     1,278,850      1,263,110
                                                      -----------    -----------
SHAREHOLDERS' EQUITY
Capital stock .....................................       297,900        308,263
Deficit ...........................................      (315,206)      (310,988)
                                                      -----------    -----------
                                                          (17,306)        (2,725)
Equity adjustment from foreign currency translation       (78,277)       (65,706)
                                                      -----------    -----------
                                                          (95,583)       (68,431)
                                                      -----------    -----------
                                                      $ 4,765,478    $ 4,670,187
                                                      ===========    ===========

See accompanying notes to interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS
(not audited)
--------------------------------------------------------------------------------
(in thousands of dollars)

                                                          THREE MONTHS ENDED
                                                               MARCH 31
                                                       ------------------------
                                                          2001           2000
                                                       ---------      ---------
REVENUE
Sales ............................................     $ 510,814      $ 809,506
Investment and other income ......................        36,910          2,385
                                                       ---------      ---------
                                                         547,724        811,891
                                                       ---------      ---------
EXPENSES
Cost of sales and expenses .......................       461,900        657,859
Depreciation and amortization ....................        36,946         55,803
Interest expense .................................        44,624         66,101
                                                       ---------      ---------
                                                         543,470        779,763
                                                       ---------      ---------
NET EARNINGS (LOSS) IN EQUITY ACCOUNTED
COMPANIES ........................................        (4,265)           639
                                                       ---------      ---------
NET FOREIGN CURRENCY GAINS(LOSSES) ...............        (4,872)           490
                                                       ---------      ---------
EARNINGS (LOSS) BEFORE THE UNDERNOTED ............        (4,883)        33,257
Unusual items ....................................        69,988         37,194
Income taxes .....................................       (20,701)       (28,121)
Minority interest ................................       (35,802)       (29,366)
                                                       ---------      ---------
NET EARNINGS .....................................     $   8,602      $  12,964
                                                       =========      =========
                                                               (dollars)

NET EARNINGS PER RETRACTABLE COMMON SHARE
Basic ............................................     $    0.24      $    0.35
                                                       ---------      ---------
Fully diluted ....................................     $    0.23      $    0.32
                                                       ---------      ---------


CONSOLIDATED STATEMENTS OF DEFICIT
--------------------------------------------------------------------------------
(in thousands of dollars)

                                                           THREE MONTHS ENDED
                                                                MARCH 31
                                                         ----------------------
                                                           2001         2000
                                                         ---------    ---------
DEFICIT AT BEGINNING OF PERIOD
As previously reported ...............................   $(310,988)   $(180,732)
Change in accounting for income taxes ................          --     (291,004)
                                                         ---------    ---------
As restated ..........................................    (310,988)    (471,736)
Net earnings .........................................       8,602       12,964
                                                         ---------    ---------
                                                          (302,386)    (458,772)
Dividends - retractable common shares ................      (5,452)      (5,579)
Premium on retraction of retractable common shares ...      (7,368)          --
                                                         ---------    ---------
DEFICIT AT END OF PERIOD .............................   $(315,206)   $(464,351)
                                                         =========    =========

See accompanying notes to interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(not audited)
--------------------------------------------------------------------------------
(in thousands of dollars)

                                                         THREE MONTHS ENDED
                                                              MARCH 31
                                                      -------------------------
                                                        2001            2000
                                                      ---------       ---------
CASH PROVIDED BY (USED FOR):
OPERATIONS
Net earnings ...................................      $   8,602       $  12,964
Unusual items ..................................        (69,988)        (37,194)
   Current income taxes related to unusual items         23,696           7,325
Items not involving cash:
   Depreciation and amortization ...............         36,946          55,803
   Future income taxes .........................        (19,575)         10,207
   Net earnings in equity accounted companies,
      net of dividends received ................          4,265            (519)
   Minority interest ...........................         25,149          29,366
   Interest on debentures ......................        (25,521)             --
   Other .......................................           (525)           (352)
                                                      ---------       ---------
CASH FLOW PROVIDED BY OPERATIONS ...............        (16,951)         77,600

Change in non-cash operating working capital....        (69,426)       (166,941)
Cash used for discontinued operations...........           (336)           (473)
Other costs ....................................         (5,091)         (3,005)
                                                      ---------       ---------
                                                        (91,804)        (92,819)
                                                      ---------       ---------
FINANCING
Redemption and cancellation of capital stock....           (119)             --
Redemption and cancellation of exchangeable
   shares.......................................           (265)           (962)
Issue of common shares of subsidiaries..........          3,780              --
Increase (decrease) in long-term debt and
   deferred liabilities ........................         89,157         129,067
Dividends ......................................         (5,452)         (5,580)
Dividends and distributions paid to minority
   interests ...................................        (25,576)        (16,745)
                                                      ---------       ---------
                                                         61,525         105,780
                                                      ---------       ---------

                                                         THREE MONTHS ENDED
                                                              MARCH 31
                                                      -------------------------
                                                        2001            2000
                                                      ---------       ---------
INVESTMENT
Proceeds on disposal of fixed assets..........                6           1,775
Additions to fixed assets and assets under
   capital leases.............................          (15,248)        (27,529)
Additions to investments .....................          (35,337)        (21,504)
Proceeds on disposal of investments...........            1,802          35,826
Additions to circulation .....................          (12,881)         (9,452)
Increase in goodwill and other assets ........           (2,675)         (1,376)
Investment in newspaper operations............               --          (2,471)
Proceeds on disposal of newspaper operations..          122,907              --
                                                      ---------       ---------
                                                         58,574         (24,731)
                                                      ---------       ---------
Effect of exchange rate changes on cash.......            2,533             (92)
                                                      ---------       ---------
INCREASE (DECREASE) IN CASH POSITION .........           30,828         (11,862)
CASH AT BEGINNING OF PERIOD ..................          233,916          74,441
                                                      ---------       ---------
CASH AT END OF PERIOD ........................        $ 264,744       $  62,579
                                                      =========       =========

Supplemental disclosure of investing and
   financing activities
      Interest paid ..........................        $  63,183       $  88,034
      Income taxes paid ......................        $  37,823       $  49,214


See accompanying notes to interim consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS


1. BASIS OF PREPARATION

The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada. The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of generally accepted accounting principles for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2000.

The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the annual consolidated financial statements except that, in the first quarter of 2001, the Company adopted retroactively Section 3500 of the Canadian Institute of Chartered Accountants Handbook "Earnings Per Share", which requires the use of the treasury stock method for calculating diluted earnings per share. Previously, the imputed earnings approach of calculating diluted earnings per share was used. Comparative diluted earnings per share have been restated to reflect this change.


2. EXCHANGEABLE SHARES

                                                                     March 31, 2001     December 31, 2000
                                                                     --------------     -----------------

6,385,279 Series II preference shares (2000, 8,080,482) ..........      $ 66,343             $ 86,481

10,147,225 Series III preference shares (2000, 10,147,225)........       101,472              101,472
                                                                        --------             --------
                                                                        $167,815             $189,953
                                                                        ========             ========


During the period ended March 31, 2001, a total of 1,671,818 Series II preference shares were retracted in exchange for 769,036 of Hollinger International Class A common shares. In addition, 23,385 Series II preference shares were retracted for the cash equivalent value of 0.46 of a Class A common share of Hollinger International at the time of retraction, which totalled $265,000.

3. CAPITAL STOCK

                                                                     March 31, 2001     December 31, 2000
                                                                     --------------     -----------------

Issued and fully paid

Preference shares

6,385,279 Series II (2000, 8,080,482) ..........................        $     --             $     --

10,147,225 Series III (2000, 10,147,225) .......................              --                   --

Retractable common shares 35,151,687 (2000, 36,374,487).........         297,900              308,263
                                                                        --------             --------
                                                                        $297,900             $308,263
                                                                        ========             ========


During the period ended March 31, 2001, 8,200 retractable common shares were retracted for cash of $14.50 per share. In addition, a further 1,214,600 retractable common shares were retracted for $14.50 and were settled with the delivery of 716,908 Hollinger International Class A common shares of equivalent values. The total retractions in 2001 of 1,222,800 retractable common shares resulted in a premium on retraction of $7,368,000 which has been charged to deficit.

TRANSFER AGENTS AND REGISTRARS                              MAJOR ELECTRONIC WEB SITES
Retractable Common Shares and Series II and                 Hollinger International http://www.hollinger.com
III Preference Shares:                                      Telegraph               http://www.telegraph.co.uk
Computershare Trust Company of Canada, Toronto                                      http://www.UKMax.com
                                                                                    http://www.thebestofbritish.com
STOCK EXCHANGE LISTINGS
The Retractable Common Shares are listed on The             Chicago Sun-Times       http://www.suntimes.com
Toronto Stock Exchange (stock symbol HLG.C)                 Chicago Network         http://www.chicago-news.com
The Series II and III Preference Shares are listed on       Jerusalem Post          http://post.co.il
The Toronto Stock Exchange (stock symbols                   National Post           http://www.nationalpost.com
HLG.PR.B and HLG.PR.C, respectively).

INVESTOR INFORMATION
Holders of the Company's securities and other interested parties seeking information about the Company should communicate with the Executive Vice-President and Chief Financial Officer, at 10 Toronto Street, Toronto, Ontario M5C 2B7,
Tel (416) 363-8721, Fax (416) 364-0832.

SHARE INFORMATION
For Information relating to Retractable Common
Shares and Series II and III Preference Shares holdings, dividends, lost share certificates, etc., please communicate with:
Computershare Trust Company of Canada
Tel: (416) 981-9633 or 1-800-663-9097 (toll free in
Canada and U.S.) Fax: (416) 981-9507
e-mail: caseregistryinfo@computershare.com


                                 HOLLINGER INC.
                  10 Toronto Street, Toronto, Ontario, M5C 2B7
                  General Enquiries: Telephone (416) 363-8721
                              Fax: (416) 364-2088